

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 7, 2022

W. Bryan Buckler
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

> **Re: OGE Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated September 27, 2022**
> **File No. 001-12579**

Dear W. Bryan Buckler:

We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2022 letter.

Response dated September 27, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note the disclosures cited in your response to prior comment 3. Please tell us how you considered providing disclosure that more directly addresses the potential effect that decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources may have on your business, financial condition or results of operation.

2. We note your response to prior comment 4 and reissue in part. Please quantify insurance costs over the periods covered by your 10-K.

      Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Sultemeier